

November 30, 2016

Mail Stop 4631

<u>Via E-mail</u>
F. Nicholas Grasberger, III
President and Chief Executive Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **Re:** **Harsco Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-03970**

Dear Mr. Grasberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Results of Operations, page 25</u>

1. We note that the change in pension liability adjustments within other comprehensive income has materially impacted total comprehensive income for each period presented. Please expand your disclosures to provide a comprehensive discussion and analysis of how the changes in your material underlying assumptions led to the adjustments recognized.

Financial Statements

Note 11- Income Taxes, page 69

2.   We note (i) the change in international income from continuing operations before income
        taxes and equity income (loss) from a loss of $8.8 million for the year ended December
        31, 2014 to $18.6 million income for the year ended December 31, 2015 and (ii) your
        2015 international income tax expense appears to be in excess of international income
        before taxes. In light of the change in international income and increase in international
        income tax expense, please expand your disclosures to clarify why the line item
        "Differences in effective tax rates on international earnings and remittances" in your
        reconciliation of the statutory income tax expense to your actual income tax expense only
        changed from $4.4 million in 2014 to $5.1 million in 2015. In addition, in light of the
        fact that your international operations appear to have increased your income tax expense,
        please address your primary foreign jurisdictions and the relevant statutory tax rates in
        those jurisdictions. Please refer to Item 303(a)(3) of Regulation S-K and Sections
        501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Financial Statements

Note 1- Changes in Estimates, page 8

3.   We note the $40.1 million forward loss provision you recorded in light of your
        conclusion that you will have a loss on the contracts with SBB. We also note your
        disclosure that it is possible that the Company's overall estimate of costs to complete
        these contracts may increase which would result in an additional estimated forward loss
        provision at such time. Finally, we note that the majority of deliveries under these
        contracts are anticipated to occur during 2017 through 2020. Please expand your
        disclosures to address the following:

        •   Disclose the amount of revenues recognized under these contracts in each period and,
            if material, discuss the impact of these revenues on your gross margins;

        •   Disclose the percentage of completion of these contracts as of the end of each period
            presented;

        •   With reference to ASC 450-20-50-5, disclose the possible loss or range of loss on
            these contracts or indicate that such an estimate cannot be made.

Note 4- Equity Method Investments, page 11

4.   Please provide us with sufficient information to understand how you determined the $43.5 million loss on the sale of your equity interest in Brand. In this regard, we note your third quarter press release indicates that you completed the sale of Brand for a total value of $232 million. Ensure you address how the Company's requirement to fund certain obligations to Brand through 2018, the present value of which equaled $20.6 million, was recognized in your financial statements prior to the sale. Clarify whether these obligations were related to the $21.4 million balance due to Brand as of December 31, 2015. In this regard, we note your reference to the fact that you received $145 million in cash, net; however, your cash flows reflect $165 million in proceeds.

Form 8-K Filed November 3, 2016

Exhibit 99.1

Reconciliation of Adjusted Diluted Earnings Per Share From Continuing Operations Excluding Unusual Items to Diluted Earnings (Loss) Per Share from Continuing Operations As Reported, pages 10 - 12

5.   Please explain how you calculate the taxes on unusual items in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction